THE RBB FUND TRUST 485BPOS

Exhibit 99(l)(24)

PURCHASE AGREEMENT

The RBB Fund Trust (the “Trust”), a Delaware statutory trust, and Hill Investment Group Partners, LLC d/b/a Longview Research Partners (“Hill”), intending to be legally bound, hereby agree with each other as follows:

1.  The Trust hereby offers Hill and Hill hereby purchases one (1) share (the “Share”) of the Longview Advantage Fixed Income ETF (the “Fund”) at price per Share equivalent to the net asset value per Share of the Fund as determined on March 4, 2026.

2.  The Trust hereby acknowledges receipt from Hill of funds in the amount of $100 in full payment for the Share.

3.  Hill represents and warrants to the Trust that the Share is being acquired for investment purposes and not with a view to the distribution thereof.

4.  This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of March 4, 2026.

The RBB Fund Trust

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title	Chief Financial Officer, Chief Operating Officer, and Secretary

Hill Investment Group Partners, LLC d/b/a Longview Research Partners

By:	/s/ Matthew Zenz
Name:	Matthew Zenz
Title:	Chief Investment Officer